UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

File No. 812-14460

Macquarie Capital (USA) Inc.
Macquarie Capital Investment Management LLC

125 West 55th Street, 22nd Floor
New York, NY 10019

Delaware Management Business Trust, on behalf of its series,
Delaware Management Company
Delaware Investments Fund Advisers

Four Corners Capital Management, LLC

Delaware Distributors, L.P.

2005 Market Street
Philadelphia, PA 19103-7094

Macquarie Funds Management Hong Kong Limited

One International Finance Center
1 Harbour View Street
Central, Hong Kong SAR

Written communications regarding this Application and copies of all orders should be addressed to the following persons:

David F. Connor, Esq. Delaware Investments One Commerce Square 2005 Market Street Philadelphia, PA 19103-7094
Bruce G. Leto, Esq.
Michael W. Mundt, Esq.
Stradley Ronon Stevens & Young, LLP
2600 One Commerce Square
Philadelphia, PA 19103-7098
(215) 564-8115, BLeto@stradley.com
(202) 419-8403, MMundt@stradley.com

This Application consists of 24 pages.

UNITED STATES OF AMERICA BEFORE THE SECURITIES AND EXCHANGE COMMISSION File No. 812-14460

In the Matter of

Macquarie Capital (USA) Inc.
Macquarie Capital Investment Management LLC
125 West 55th Street, 22nd Floor
New York, NY 10019
Delaware Management Business Trust, on behalf of its series,
Delaware Management Company
Delaware Investments Fund Advisers
Four Corners Capital Management, LLC
Delaware Distributors, L.P.
2005 Market Street
Philadelphia, PA 19103-7094
Macquarie Funds Management Hong Kong Limited
One International Finance Center
1 Harbour View Street
Central, Hong Kong SAR

FIRST AMENDED AND RESTATED APPLICATION PURSUANT TO SECTION 9(c) OF THE INVESTMENT COMPANY ACT OF 1940 FOR TEMPORARY AND PERMANENT ORDERS EXEMPTING APPLICANTS FROM THE PROVISIONS OF SECTION 9(a) OF SUCH ACT

Delaware Management Business Trust (“DMBT”), on behalf of its series, Delaware Management Company (“DMC”) and Delaware Investments Fund Advisers (“DIFA”), Four Corners Capital Management, LLC (“FCCM”), Macquarie Capital Investment Management LLC (“MCIM”), Macquarie Funds Management Hong Kong Limited (“MFMHK”), and Delaware Distributors, L.P. (“Delaware Distributors”) (collectively, “Fund Servicing Applicants”), and Macquarie Capital (USA) Inc. (“MCUSA” and together with the Fund Servicing Applicants, the “Applicants”) each respectfully submits this application, as amended (“Application”) pursuant to Section 9(c) of the Investment Company Act of 1940, as amended (the “Act”) for (i) a temporary order granting an exemption from the prohibitions imposed by Section 9(a) of the Act pending the determination of the Securities and Exchange Commission (the “Commission”) on this Application for a permanent exemption (the “Temporary Order”); and (ii) a permanent order exempting the Fund Servicing Applicants from the provisions of Section 9(a) of the Act (the “Permanent Order,” and together with the Temporary Order, the “Requested Orders”) with respect to the injunction described below entered against MCUSA.

No existing company of which MCUSA is an affiliated person (other than the Fund Servicing Applicants) currently serves as an investment adviser (as defined in Section 2(a)(20) of the Act) or depositor of any registered investment company or principal underwriter (as defined in Section 2(a)(29) of the Act) for any open-end registered investment company, registered unit investment trust (“UIT”) or registered face amount certificate company. The term “Fund” as used herein refers to any registered investment company, including a UIT or registered face amount certificate company, as well as any business development company (“BDC”) and employees’ securities company (“ESC”).1 Applicants request that any relief granted by the Commission pursuant to this Application also apply to any existing company of which MCUSA is an affiliated person within the meaning of Section 2(a)(3) of the Act and to any other company of which MCUSA may become an affiliated person in the future (together with the Fund Servicing Applicants, the “Covered Persons”). MCUSA is a party to this Application, but does not and will not serve

1  Neither MCUSA nor any of its affiliated persons currently serves as an investment adviser, depositor or principal underwriter for any ESC, or as an investment adviser or depositor for any BDC. Applicants request that the relief granted by the Commission pursuant to this Application apply in the event that any Covered Person (as defined below) serves in the future as an investment adviser, depositor or principal underwriter for any BDC or ESC.

as investment adviser, depositor or principal underwriter to any registered investment company, and is not a Covered Person. Applicants request that the Temporary Order remain in effect until the Commission acts on the Application for the Permanent Order.

As noted below, DMC and DIFA, as series of DMBT, FCCM, MCIM, MFMHK, and Delaware Distributors each serve as investment adviser (as defined in Section 2(a)(20) of the Act) or sub-adviser to investment companies registered under the Act or series of such companies or as principal underwriter (as defined in Section 2(a)(29) of the Act). A list of all Funds to which the Fund Servicing Applicants serve as investment adviser, sub-adviser, or principal underwriter as of the date of this Application is set out in Appendix A to this Application.

I.	BACKGROUND

A.	Applicants

MCUSA, a Delaware corporation, is an indirect, wholly-owned subsidiary of Macquarie Group Limited (“MGL”) and a broker-dealer registered under the Securities Exchange Act of 1934 (the “Exchange Act”).

MCIM, a Delaware limited liability company, is an indirect, wholly-owned subsidiary of MGL and an investment adviser registered under the Investment Advisers Act of 1940 (the “Advisers Act”) that provides investment advisory services to a Fund and investment sub-advisory services to certain Funds, as indicated in Appendix A.

DMC and DIFA are series of DMBT, which is a Delaware statutory trust and an indirect, wholly-owned subsidiary of MGL. DMBT is an investment adviser registered under the Advisers Act. DMC and DIFA, as series of DMBT, provide investment advisory services to certain Funds, as indicated in Appendix A.

FCCM, a Delaware limited liability company, is a wholly-owned subsidiary of a series of DMBT, which, as indicated above, is a wholly-owned subsidiary of MGL, and is an investment adviser registered under the Advisers Act that provides investment advisory services to a Fund, as indicated in Appendix A.

Delaware Distributors, a Delaware limited partnership, is an indirect, wholly-owned subsidiary of MGL and a broker-dealer registered under the Exchange Act that serves as a principal underwriter to certain Funds, as indicated in Appendix A.

MFMHK is an indirect, wholly-owned subsidiary of MGL and an investment adviser registered under the Advisers Act that provides investment sub-advisory services to a Fund, as indicated in Appendix A.

B.	The Injunction

On April 1, 2015, the United States District Court for the Southern District of New York entered an order (the “Court Order”) enjoining MCUSA from violating Sections 17(a)(2) and 17(a)(3) of the Securities Act of 1933 (the “Securities Act”) in the offer or sale of any security by the use of any means or instruments of transportation or communication in interstate commerce or by use of the mails, directly or indirectly: (a) to obtain money or property by means of any untrue statement of a material fact or any omission of a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading; or (b) to engage in any transaction, practice, or course of business which operates or would operate as a fraud or deceit upon the purchaser (the “Injunction”).2

The Court Order was issued as a result of certain alleged conduct in connection with MCUSA’s underwriting of a public offering of a Chinese-based company (“Conduct”). MCUSA consented to the entry of the Court Order without admitting or denying the allegations in the Commission’s complaint (“SEC Complaint”). According to the SEC Complaint, MCUSA was the lead underwriter on a 2010 secondary public stock offering by Puda Coal, which traded on the New York Stock Exchange at the time and purportedly owned a coal company in the

2  Securities and Exchange Commission v. Macquarie Capital (USA) Inc., et al., Civil Action No. 15-CV-02304 (S.D.N.Y. Apr. 1, 2015) (Final Judgment as to Defendant Macquarie Capital (USA) Inc.).

People’s Republic of China. According to the SEC Complaint, in the offering documents, Puda Coal falsely claimed that it held a 90-percent ownership interest in the Chinese coal company. According to the SEC Complaint, MCUSA repeated those statements in its marketing materials for the offering despite obtaining a report showing that Puda Coal did not possess an ownership interest in the coal company. The SEC Complaint alleges that two former MCUSA employees were negligent by failing to act on due diligence information about the true ownership interest in the Chinese coal company and instead moving forward with the offering.3  The SEC Complaint alleges that MCUSA was negligent as an organization by underwriting and marketing the offering while in possession of this information.  The Court Order requires MCUSA to pay $12 million in disgorgement and prejudgment interest and a civil monetary penalty in the amount of $3 million.

Prior to April 1, 2015, the Fund Servicing Applicants were not aware that MCUSA and the Commission were negotiating a settlement that would result in a Court Order including the Injunction that could cause an automatic disqualification under Section 9(a) of the Act, as described below. Shortly after the Injunction was entered, the Fund Servicing Applicants realized that the entry of the Injunction had caused them to be disqualified from providing Fund Servicing Activities (as defined below) under Section 9(a). Upon learning of the terms of the Court Order and the potential consequences of the Injunction under Section 9(a), the Applicants promptly contacted the staff of the Commission and prepared this Application for the Requested Orders.

II.	APPLICATION OF SECTION 9 OF THE ACT

Section 9(a)(2) of the Act provides, in pertinent part, that a person may not serve or act as, among other things, an investment adviser or depositor of any investment company registered under the Act, or as a principal underwriter for any registered open-end investment company, UIT or registered face amount certificate company, if the person, by reason of any misconduct:

is permanently or temporarily enjoined by order, judgment, or decree of any court of competent jurisdiction from acting as an underwriter, broker, dealer, investment adviser ... or as an affiliated person, salesman, or employee of any investment company, bank, insurance company, or entity or person required to be registered under the Commodity Exchange Act, or from engaging in or continuing any conduct or practice in connection with any such activity or in connection with the purchase or sale of any security.

Section 9(a)(3) extends the prohibitions of Section 9(a)(2) to a company, any “affiliated person” of which is disqualified under the provisions of Section 9(a)(2). The term “affiliated person” is defined in Section 2(a)(3) of the Act to mean in relevant part “any person directly or indirectly controlling, controlled by, or under common control with, such other person.”

The Injunction results in the disqualification of MCUSA from acting in the capacities specified in Section 9(a)(2) because MCUSA is permanently enjoined by the District Court from engaging in or continuing certain conduct and/or practices in connection with the offer or sale of any security. Moreover, the Injunction also results in the disqualification of each of the other Applicants under Section 9(a)(3) because MCUSA is an affiliated person of each of the other Applicants within the meaning of Section 2(a)(3) of the Act and is subject to an injunction described in Section 9(a)(2). Taken together, Sections 9(a)(2) and 9(a)(3) have the effect of precluding each of the Fund Servicing Applicants from acting as an adviser, sub-adviser or depositor to Funds, or principal underwriter for any registered open-end investment company, UIT, registered face amount company, or ESC (collectively, “Fund Servicing Activities”).

3  The SEC charged former MCUSA managing director Aaron Black and former MCUSA investment banker William Fang for failing to exercise appropriate care in their due diligence review. Black and Fang each consented to the entry of court orders containing the same injunctions as the Court Order. Securities and Exchange Commission v. Macquarie Capital (USA) Inc., et al., Civil Action No. 15-CV-02304 (S.D.N.Y. Apr. 1, 2015) (Final Consent Judgment as to Defendant William F. Fang); Securities and Exchange Commission v. Macquarie Capital (USA) Inc., et al., Civil Action No. 15-CV-02304 (S.D.N.Y. Apr. 1, 2015) (Final Consent Judgment as to Defendant Aaron Black).

Section 9(c) of the Act provides that the Commission can grant, upon application, an exemption from the provisions of Section 9(a), either unconditionally or on an appropriate temporary or conditional basis, to any person if that person establishes that: (1) the prohibitions of Section 9(a), as applied to the person, are unduly or disproportionately severe; or (2) the conduct of the person has been such as not to make it against the public interest or protection of investors to grant the exemption. In determining whether an exemption should be granted under Section 9(c), the Commission historically has analyzed the facts and circumstances of each case and has focused particularly on whether the parties seeking relief had any involvement in or have remedied the conduct that serves as the basis for disqualification under Section 9(a).4

As a result of the Injunction, the Applicants submit this Application pursuant to Section 9(c) of the Act. In order to ensure the eligibility of each of the Covered Persons to continue to provide, or to provide in the future, Fund Servicing Activities, the Applicants respectfully request that the Commission grant the Requested Orders.

III.	STATEMENT IN SUPPORT OF THE APPLICATION

In support of their position that the Commission should issue the Requested Orders, Applicants assert that, absent relief, the prohibitions of Section 9(a) would be unduly or disproportionately severe, and that the Conduct did not constitute conduct that would make it against the public interest or protection of investors to issue the Requested Orders. In support of this assertion, the Applicants state the following.

A.	Limited Scope and Impact of the Alleged Misconduct

The alleged Conduct giving rise to the Injunction did not in any way involve any of the Fund Servicing Applicants acting in their capacity as investment adviser, sub-adviser, or principal underwriter for the Funds. The Conduct similarly did not involve any Fund or Fund assets with respect to which Fund Servicing Applicants engaged in Fund Servicing Activities.5 Imposing the statutory bar under Section 9(a) upon the Fund Servicing Applicants would result in material economic losses, and the operations of the Funds would be disrupted as they sought to engage new advisers and distributors. These effects would be unduly severe given the Fund Servicing Applicants’ lack of involvement in the Conduct. In addition, none of the Funds to which Fund Servicing Applicants provide Fund Servicing Activities purchased, held, or hold securities issued in the 2010 Puda Coal stock offering.6 The Conduct relates to the actions of two individuals and one specific offering for which MCUSA was the lead underwriter. Barring the Fund Servicing Applicants from providing Fund Servicing Activities as a result of a single offering in which the Fund Servicing Applicants played no part would be unduly and disproportionately severe.

The duration of the Conduct was limited to a short time period and since then MCUSA has reviewed and updated its relevant policies and procedures and engaged in regular training, as described below. The Conduct related to a single offering in 2010. No current or former personnel from the Fund Servicing Applicants were involved.  As noted above, two MCUSA employees were named in the SEC Complaint and are subject to separate injunctions in connection with the Conduct.  One individual is no longer employed by MCUSA or any affiliated entities, and the other individual now works for a MCUSA affiliate based in Sydney, Australia, that is not a U.S.-registered broker-dealer, U.S.-registered investment adviser, or Fund Servicing Applicant.7 Given these remedial

4  Cf. Applications for Relief from Disqualification, Investment Company Act Release No. 8689 (Feb. 26, 1975).

5  Internal counsel and compliance personnel confirmed that the Conduct did not involve any Fund by confirming that the individuals involved with the Conduct were not and are not officers, directors, or employees (and in the case of Delaware Distributors, associated persons) with any Fund Servicing Applicant and had no involvement with Fund Servicing Activities.  See also note 6.  The SEC Complaint also did not allege any involvement of Funds, Fund assets, or Fund Servicing Applicants in the Conduct.

6  Internal counsel and compliance personnel for the Fund Servicing Applicants confirmed that none of the Funds purchased, held, or hold securities in the Puda Coal offering by reviewing the Puda Coal deal allocation list directly from MCUSA and comparing the list of entities that received an allocation with Fund client lists or reviewing the Funds’ holdings and certain of the Adviser Applicants’ (as defined below) trade blotters.

7  Applicants have confirmed the employment status of the two individuals with the Human Resources Department.

measures, as further detailed below, it would not be against the public interest or protection of investors to issue the Requested Orders.

The legislative history of Section 9 of the Act indicates that the purpose of the Section “was to get rid of persons with criminal records, persons who were under injunctions from the courts of competent jurisdiction for improper practices in connection with securities.”8 When Section 9 was adopted, investment companies were typically managed by relatively small partnerships. It was not foreseeable at that time that investment advisers and other service providers to investment companies would in the future be part of large financial service organizations like the Applicants. Therefore, it could not have been intended that a Fund would have to be deprived of its investment manager, depositor or distributor because of alleged violations that are not related in any manner to Fund Servicing Activities. Here, the Fund Servicing Applicants did not engage in the Conduct, and depriving the Funds of their advisers and distributor because of the activities of MCUSA in a single offering from more than four years ago would be an unduly severe result, both for the Fund Servicing Applicants’ financial position and for the shareholders of the Funds, who would be deprived of the knowledge and expertise of the key service providers for the Funds they have selected. Thus, in the absence of improper practices related to Fund Servicing Activities, Section 9(a) should not operate to bar the Fund Servicing Applicants from servicing Funds and their shareholders. As a result, the conduct of the Applicants has not been such as to make it against the public interest or the protection of investors to grant the Requested Orders.

B.	Hardships on the Funds and their Shareholders

As noted in Appendix A, the Adviser Applicants (as defined below) currently serve as the primary investment adviser for more than 70 Funds and provide investment sub-advisory services to more than 25 Funds.  As indicated in Appendix A, Delaware Distributors serves as the principal underwriter to more than 65 Funds.  The inability of the Fund Servicing Applicants to continue providing Fund Servicing Activities would result in potentially severe financial hardship for both the Funds listed in Appendix A and their shareholders.  Imposing the Section 9(a) disqualifications upon DMC and DIFA, as series of DMBT, FCCM, MCIM, and MFMHK (“Adviser Applicants”) would deprive the shareholders of certain Funds of the advisory or sub-advisory services that they expected to receive when they decided to invest in the Funds. Such services are extensive and include responsibility for the day-to-day operations, business and affairs of the Funds and various investment management and supervisory services, such as selecting fund managers, underlying funds, and monitoring performance.

Certain Adviser Applicants and their predecessor entities have been advising investment companies since before the enactment of the Act in 1940.  Many shareholders have long-standing investments and relationships with the Funds, some of which are among the best performing mutual funds in their peer groups.9  Each Adviser Applicant has developed a familiarity and expertise with a particular Fund’s operations, and replacing the Adviser Applicants with another adviser would result in inefficiencies and potential investment losses during a transition period that would be completely unwarranted as a result of an injunction for conduct unrelated to any Funds. Further, a replacement adviser may not be willing to provide the same services for the same fees that an Adviser Applicant currently provides.  Disqualification from providing these services would disrupt investment strategies and could potentially result in large net redemptions of shares of the Funds, which in turn could both frustrate efforts to effectively manage the Funds’ assets and increase the Funds’ expense ratios to the detriment of non-redeeming shareholders. Any effort by the directors of the Funds to find suitable replacement investment advisers and/or sub-advisers would necessarily take time, during which the Funds would lack advisory services. Even if a new investment adviser or sub-adviser is chosen, the cost of obtaining shareholder approval for the new investment advisory or sub-advisory agreements would be substantial. Specifically, associated with the disqualification would be costs related to: (1) identifying a suitable successor investment adviser or sub-adviser; (2) calling a special

8  Investment Trusts and Investment Companies: Hearings on S. 3580 Before the Subcomm. on Securities and Exchange of the Senate Comm. on Banking and Currency, 76th Cong., 3d Sess. 874 (1940) (statement of Judge Healy).

9  For example, at the Lipper U.S. Fund Awards 2015 on March 31, 2015, three Funds were recognized as the top-performing mutual funds in their Lipper peer groups across various time frames as of November 30, 2014. See Lipper: United States, 2015 Fund Awards, available at http://excellence.thomsonreuters.com/award/lipper/country?region=United+States.

meeting of the boards of directors or trustees of the Funds (“Boards”); (3) preparing, printing, and mailing proxy materials to all shareholders; (4) actively soliciting shareholder proxies and tabulating those proxies; and (5) holding the shareholder meetings. The prohibitions of Section 9(a) could, therefore, operate to the financial detriment of the Funds and their shareholders, which would be a disproportionately severe consequence especially given that the Fund Servicing Applicants were not involved in the Conduct and that the Conduct was confined to a single isolated incident involving two employees who did not and do not provide Fund Servicing Activities on behalf of any Applicant or other Covered Persons.

Similarly, the disqualification of Delaware Distributors (“Underwriter Applicant”) from serving as principal underwriter to the Funds would result in hardship to those Funds and their shareholders. Not only would the Funds have to expend time and resources to find and engage substitute principal underwriters, but the substitute underwriters would not be able to replicate the selling network established by the Underwriter Applicant. Therefore, the Section 9(a) disqualifications would be unduly and disproportionately severe on the financial interests of the Funds and their shareholders.

C.	Adverse Effects on Applicants

If the Fund Servicing Applicants are unable to obtain the requested relief under Section 9(c) and are barred by Section 9(a) from engaging in Fund Servicing Activities, the effect on such Fund Servicing Applicants’ businesses and employees would be unduly and disproportionately severe. The Fund Servicing Applicants have committed substantial capital and resources to establishing expertise in advising and sub-advising the Funds and in support of their principal underwriting business. As noted above, certain Adviser Applicants and their predecessor entities are among the first investment advisers to mutual funds in the United States.  As of December 31, 2014, the Adviser Applicants had more than $185 billion in assets under management, and the Funds represent over $65 billion of those assets.  Prohibiting the Fund Servicing Applicants from providing Fund Servicing Activities would negatively impact their ability to offer clients a comprehensive range of financial services, and ultimately adversely and unduly affect each Fund Servicing Applicant’s business.

Such harm to the Fund Servicing Applicants’ businesses would also negatively impact their employees. The Fund Servicing Applicants collectively employ over 500 employees who are involved in the provision of advisory and underwriting services to the Funds listed in Appendix A. Without the requested relief, Fund Servicing Applicants would be forced to discontinue a significant number of their operations and likely the employment of a substantial number of current employees. Further, the impacted employees would likely experience significant difficulty and/or delay in obtaining alternative employment.  Moreover, applying the prohibitions of Section 9(a) to Applicants would have adverse consequences not only at present, but also in the future. If the Covered Persons are unable to expand their businesses in the future because of the imposition of the Section 9(a) disqualification, the businesses would be significantly and adversely affected.  Disqualifying historic and well-regarded Fund Servicing Applicants from providing advisory and distribution services to Funds because of unrelated and discrete Conduct in connection with an offering of securities in 2010 would be unduly and disproportionately severe for the Fund Servicing Applicants and their employees, and the conduct of the Applicants has been such as not to make it against the public interest or protection of investors to grant the Requested Orders.

D.	No Connection between the Alleged Conduct and Applicants’ Fund Business

The alleged Conduct underlying the Injunction did not involve any of the Fund Servicing Applicants acting in their capacity as investment adviser, sub-adviser, or principal underwriter for any Funds. Such Conduct did not involve any Fund or the assets of any Fund for which an Applicant provided Fund Servicing Activities. As noted above, none of the Funds to which the Fund Servicing Applicants provide Fund Servicing Activities purchased, held, or hold securities issued in the 2010 Puda Coal stock offering.  Among other things, as no violation is alleged with respect to the services the Fund Servicing Applicants provide to Funds, it would not be against the public interest or the protection of investors for the Commission to grant the Requested Orders.

E.	No Involvement of Fund Servicing Applicants’ Personnel

Applicants state that: (i) none of the current or former directors, officers or employees of the Fund Servicing Applicants had any involvement in the Conduct;10 (ii) the personnel who were involved in the Conduct have had no, and will not have any, involvement in providing Fund Servicing Activities and will not serve as an officer, director, or employee of any Covered Person providing Fund Servicing Activities;11 and (iii) because the personnel of the Fund Servicing Applicants did not have any involvement in the Conduct, shareholders of Funds that received investment advisory, depository and principal underwriting services from the Fund Servicing Applicants were not affected any differently than if those Funds had received services from any other non-affiliated investment adviser, depositor or principal underwriter.

Applicants believe that the conduct of the personnel of the Fund Servicing Applicants has not been such as to make it against the public interest or the protection of investors to grant the requested exemption from Section 9(a) for the Fund Servicing Applicants.

F.	Remedial Actions to Address the Conduct

Although the Court Order did not impose specific remedial measures, MCUSA has taken various remedial actions to address the Conduct.

In general, MCUSA’s global due diligence policies and procedures are embodied in internal policy documents and are reinforced through training.  MCUSA closely reviews its policies and procedures from time to time to ensure that they reflect legal requirements and market practice.

Over the past four years, MCUSA has continuously reviewed its due diligence policies and procedures – with the assistance of a number of different outside law firms to gain multiple perspectives on best practices – and has subsequently implemented a number of significant changes to these policies and procedures.12  MCUSA has also stepped up the training of its investment banking staff, with a focus on (1) training bankers on how to conduct effective diligence and identify potential red flags, (2) encouraging bankers to follow up and report up the chain when they identify potential red flags, and (3) reinforcing responsibility and accountability by senior bankers for conducting due diligence.

•
Prior to and during the period of the Puda Coal offering, MCUSA’s policies and procedures for conducting due diligence for U.S. offerings were comprised of a Global Procedures Manual that addressed the topic of due diligence for U.S. offerings in a two-page addendum.  This addendum outlined the purpose of due diligence and focused primarily on the role of underwriters’ counsel.

•
In 2011, MCUSA engaged the law firm of Sidley Austin LLP to review and enhance its due diligence policies and procedures.  In July 2011, Sidley Austin presented a training session to MCUSA investment banking staff on capital markets due diligence.  Sidley Austin also advised MCUSA in

10  Internal counsel and compliance personnel for the Fund Servicing Applicants have reviewed a list of the Fund Servicing Applicants’ current officers, directors and employees (and in the case of Delaware Distributors, its current associated persons) and have confirmed that no one currently or previously an officer, director or employee of a Fund Servicing Applicant was involved in the Conduct.

11  Mr. Fang is no longer employed by MCUSA or any entity affiliated with MCUSA. Mr. Black is employed by Macquarie Capital Group Limited based in Sydney, Australia, which could be considered under common control with MCUSA and, therefore, an affiliated person of the Applicants. As noted above, Mr. Black is also subject to a personal injunction as a result of a separate related court order. Accordingly, Mr. Black and any company of which he is an affiliated person would have to obtain a separate exemptive order pursuant to Section 9(c) prior to engaging in any Fund Servicing Activities, and they are not seeking such an order at this time. Compliance personnel, in consultation with the Human Resources Department, will ensure that these individuals will not in the future have any involvement in providing Fund Servicing Activities on behalf of any Applicant or other Covered Persons.

12  Internal counsel has confirmed that these remedial measures occurred as described.

preparing a standalone policy for due diligence, titled “U.S. Due Diligence Considerations for Capital Markets,” which was finalized and circulated to MCUSA staff in April 2012 (the “2012 Policy”).  Running at 12 pages, the 2012 Policy comprehensively described the due diligence process, with a particular focus on the investment bankers’ role in due diligence.  Indeed, there was even a separate chapter titled the “Role of Investment Bank in the Transaction.”

•
In December 2012, MCUSA engaged the law firm of Weil, Gotshal & Manges LLP to present a training session to MCUSA investment banking staff on capital markets due diligence.  In connection with this training session, Weil, Gotshal reviewed the 2012 Policy and confirmed its view that the policy reflected current market practice.

•
In July 2014, MCUSA engaged the law firm of Jones Day LLP to review and enhance its due diligence policies and procedures.  In September 2014, Jones Day presented a training session to MCUSA investment banking staff on capital markets due diligence.  Jones Day also advised MCUSA in revising the 2012 Policy.

•
In January 2015, MCUSA adopted a new due diligence policy, also titled “US Due Diligence Considerations for Capital Markets” (the “2015 Policy”).  The 2015 Policy reads like a “how to” manual on due diligence for investment bankers.  What was previously a chapter in the 2012 Policy is now the entire policy.  For example, whereas the 2012 Policy stated that “Any red flags should be addressed with the issuer and brought to the attention of underwriter’s counsel,” the 2015 Policy states, “Red flags – if an issue is identified it should be escalated and remedied to the satisfaction of the underwriters and/or disclosed” (emphasis added).  This change in tone and emphasis is exemplified in Section 3.C, “The Guts of Successful Due Diligence,” which includes statements such as “The underwriters should play devil’s advocate.”

•
With the 2015 Policy came new enhancements to the due diligence process itself, including the requirement that, for any capital markets offering for which MCUSA acts in a syndicate manager role, the Series 24 Principal (and the relevant transaction director if not the Series 24 Principal) for such offering must confirm in writing to the U.S. Underwriting Committee, prior to the date of launch of such offering, that he or she is familiar with MCUSA’s U.S. due diligence policies and procedures and is satisfied that the due diligence process was performed appropriately and that all material issues identified in the due diligence process have been either resolved or appropriately disclosed.  This new requirement is intended to reinforce the personal responsibility of the senior banker on the transaction for the due diligence process.

•	In March 2015, Jones Day and MCUSA in-house counsel presented a training session to MCUSA investment banking staff on capital markets due diligence and on the 2015 Policy.

MCUSA believes that its due diligence policies and procedures reflect legal requirements and current market practice and intends to continuously monitor these policies and procedures and update them where appropriate.  In addition, MCUSA intends to continue engaging law firms from time to time to review its due diligence procedures and train its investment banking staff in an effort to ensure that it is following best practices in diligence.  It should be noted that the three law firms that advised MCUSA over this four-year period have represented MCUSA in other matters.  MCUSA engaged these firms because of their knowledge of and experience with the business of MCUSA, and MCUSA is of the view that their engagement – to advise MCUSA on industry best practices on due diligence – did not create a conflict of interest or otherwise incent the law firms to recommend practices that were anything other than best practices.

The Court Order required MCUSA to pay a total of $15 million, which includes $12 million in disgorgement and prejudgment interest and a $3 million penalty, to the SEC within 14 days after April 1, 2015, which was the entry of the Court Order. On April 1, 2015, MCUSA wired $15 million to the SEC account at the United States Treasury.

In addition, Applicants have undertaken to develop procedures reasonably designed to prevent violations of Section 9(a) by Fund Servicing Applicants and their affiliated persons. Applicants agree that they will engage an independent consultant (“Independent Consultant”) to review and test the existing procedures relating to compliance with Section 9(a) and to recommend appropriate enhancements to ensure that the procedures are reasonably designed to prevent violations of Section 9(a) by Covered Persons.  As part of this process, the Independent Consultant specifically will consider enhancements to the procedures to provide for the escalation of information regarding potential disqualifying events under Section 9(a) so that the information may be appropriately analyzed in a timely manner.  Based on the recommendations of the Independent Consultant, the Applicants will implement, within 60 days of the date of the Permanent Order, enhancements to the procedures that are reasonably designed to prevent violations of Section 9(a) by Covered Persons.  In the case of Covered Persons that are registered investment advisers, such procedures will be part of their written policies and procedures adopted and implemented pursuant to Rule 206(4)-7 under the Advisers Act.  In the case of Delaware Distributors or any other Covered Person that serves as a principal underwriter to a registered investment company in the future, such procedures will be part of its Written Supervisory Procedures. The Board of each Fund that has a Covered Person as its primary investment adviser and/or principal underwriter also will review the adequacy of these procedures and the effectiveness of their implementation at or before the next annual review of the policies and procedures of the relevant primary investment adviser and/or principal underwriter in accordance with Rule 38a-1 under the Act.  For each sub-advised Fund, the Fund Servicing Applicants will transmit such procedures to each Fund’s primary investment adviser for consideration by the relevant Board in accordance with Rule 38a-1 under the Act.

As a first step, the Legal and Compliance groups have issued a firm-wide communication establishing a procedure whereby the legal and compliance personnel in each Macquarie business group globally must identify and escalate potential cross-divisional and cross-jurisdictional impacts from a regulatory enforcement matter or litigation, including disqualifying events under applicable securities laws and regulations, to central Legal and Compliance management.  After communicating the event to all potentially affected entities and business groups, the central and business-aligned Legal and Compliance groups will further assess the event to determine, among other things, whether there exists any disqualification events under the federal securities laws.

Due to the foregoing remedial actions, it would not be against the public interest or protection of investors to grant the Requested Orders.

G.	Actions Taken with Respect to the Funds

Shortly after April 1, 2015, the date on which the Injunction was entered, the Fund Servicing Applicants realized that the entry of the Injunction had caused them to be disqualified from providing Fund Servicing Activities under Section 9(a). Upon learning of the terms of the Court Order and the potential consequences of the Injunction under Section 9(a), the Applicants promptly contacted the Boards of the Funds or the primary investment advisers for the Funds, as described below.

To provide the Commission further assurance that granting the Requested Orders would be consistent with the public interest and the protection of investors, the relevant Fund Servicing Applicants participated in telephonic or in-person meetings of each of the Boards of the Funds for which the Fund Servicing Applicants serve as the primary investment adviser and/or principal underwriter, as indicated in Appendix A, during the week of April 13 – 17, 2015.  Prior to or at these meetings, written materials were provided to each Board,  including those directors who are not “interested persons” of such Funds as defined in Section 2(a)(19) of the Act (“Independent Directors”) and their independent legal counsel as defined in Rule 0-1(a)(6) under the Act.  The materials described the Conduct, the Injunction, the disqualification under Section 9(a) of the Act, and the process for obtaining exemptive relief under Section 9(c) of the Act.  In the course of the respective meetings, each Board was, among other things, apprised of the consequences to the relevant Fund Servicing Applicants under the Act as a result of the issuance of the Injunction.

With respect to the Funds for which DMC serves as the primary investment adviser, as indicated in Appendix A, the respective Boards, including the Independent Directors of the Boards, determined that neither the circumstances giving rise to the entry of the Injunction nor the violation of Section 9(a) of the Act adversely affects the ability of the DMC or Delaware Distributors to provide investment advisory or principal underwriting services to the respective Funds, or diminishes the nature, extent, quality or value of the services already provided to the respective Funds, and affirmed the desire of the respective Boards for the respective Funds to continue to receive investment management and principal underwriting services from DMC and Delaware Distributors, respectively.  With respect to the Macquarie Global Infrastructure Total Return Fund Inc., for which MCIM serves as the primary investment adviser, given that the Board had its regularly scheduled meeting on April 14, 2015 and received the written materials (as described above) on the day of this meeting, the Board did not make this determination, but did specifically request (and receive MCIM’s confirmation) that MCIM continue to provide investment advisory services of the same nature, extent, and quality as prior to the disqualification under Section 9(a).

With respect to each of the Funds for which Fund Servicing Applicants provide sub-advisory services as noted in Appendix A, the Fund Servicing Applicants normally communicate directly with the primary investment advisers to those Funds rather than directly with the Boards of those Funds.  Accordingly, during the week of April 13 – 17, 2015, the relevant Fund Servicing Applicants contacted the primary investment advisers for each of the Funds and provided the primary investment advisers with written materials describing the Conduct, the Injunction, the disqualification under Section 9(a) of the Act, and the process for obtaining exemptive relief under Section 9(c) of the Act.  The Fund Servicing Applicants have conducted additional discussions with various primary investment advisers at their request and are prepared to meet with the Boards of the respective sub-advised Funds, as requested.  None of the sub-advised Funds or their primary investment advisers has requested that the Fund Servicing Applicants cease providing sub-advisory services.

Once a Permanent Order is issued, the Fund Servicing Applicants will, as soon as reasonably practicable, distribute additional written materials with updated information to the Boards of the Funds.  The written materials will include an offer to meet in person with the Boards, including the directors who are not “interested persons” of such Funds as defined in Section 2(a)(19) of the Act and their independent legal counsel as defined in Rule 0-1(a)(6) under the Act.  The Fund Servicing Applicants also undertake to provide the Funds with all of the information concerning the Injunction and this Application that is necessary for the Funds to fulfill their disclosure and other obligations under the federal securities laws.

Escrow accounts have been established into which have been or will be deposited amounts equal to the advisory fees paid by the Funds to the Adviser Applicants for the period from April 1, 2015 through May 15, 2015.

H.	Applicants’ Prior Section 9(c) Orders

None of the Applicants has previously applied for an exemptive order under Section 9(c) of the Act.

I.	Applicants’ Conditions

The Applicants agree that any order granted by the Commission pursuant to this Application will be subject to the following conditions:

1.
As a condition to the Temporary Order, Applicants will continue to hold in escrow amounts equal to all advisory fees paid by the Funds to the Adviser Applicants for the period from April 1, 2015 through May 15, 2015.  Amounts paid into the escrow accounts will be disbursed to the relevant Funds and/or Adviser Applicants after the Commission has acted on the application for the Permanent Order and discussions with the relevant Funds.

2.
Any temporary exemption granted pursuant to the Application shall be without prejudice to, and shall not limit the Commission’s rights in any manner with respect to, any Commission investigation of, or administrative proceedings involving or against, Covered Persons, including, without limitation, the consideration by the Commission of a permanent exemption from Section 9(a) of the Act requested pursuant to the Application or the revocation or removal of any temporary exemptions granted under the Act in connection with the Application.

3.
Each Applicant and Covered Person will adopt and implement policies and procedures reasonably designed to ensure that it will comply with the terms and conditions of the Requested Orders within 60 days of the date of the Permanent Order.

4.	MCUSA will comply with the Court Order.

5.	Applicants will provide written notification to the Chief Counsel of the Commission’s Division of Investment Management with a copy to the Chief Counsel of the Commission’s Division of

Enforcement of a material violation of the terms and conditions of the Requested Orders and Court Order within 30 days of discovery of the material violation.

IV.	CONCLUSION

For the reasons set forth above, Applicants meet the standards for exemption specified in Section 9(c) of the Act and therefore respectfully apply, on behalf of themselves and the Covered Persons, for the entry of the Requested Orders by the Commission as soon as may be practicable:

1.           that, pursuant to Section 9(c) of the Act, each of the Fund Servicing Applicants and the other Covered Persons be temporarily exempted from any of the provisions of Section 9(a) of the Act that might otherwise be operative as a result of the Injunction pending final determination by the Commission of the Application for an order permanently exempting the Applicants and the other Covered Persons from any of the provisions of Section 9(a) of the Act that might otherwise be operative as a result of the Injunction; and

2.           that, pursuant to Section 9(c) of the Act, each of the Fund Servicing Applicants and the other Covered Persons be permanently exempted from any of the provisions of Section 9(a) of the Act that might otherwise be operative as a result of the Injunction.

V.	AUTHORIZATION

Pursuant to Rule 0-2(f) under the Act, the Applicants state that their addresses are indicated on the cover page of this Application and further state that all communications or questions concerning this Application should be directed to:

David F. Connor, Esq.
Delaware Investments
One Commerce Square
2005 Market Street
Philadelphia, PA 19103-7094

with a copy to:

Bruce G. Leto, Esq.
Michael W. Mundt, Esq.
Stradley Ronon Stevens & Young, LLP
2600 One Commerce Square
Philadelphia, PA 19103-7098
(215) 564-8115, BLeto@stradley.com
(202) 419-8403, MMundt@stradley.com

The Applicants request that the Commission issue the Requested Orders pursuant to Rule 0-5 under the Act without conducting a hearing.

Pursuant to Rule 0-2(c)(1) under the Act, each Applicant states that under the provisions of each Applicant’s governing instruments, the responsibility for the management of its affairs and business is vested in its Chief Executive Officer, Board of Directors, officers, or other governing body, as applicable. Each Applicant represents that the undersigned individual is authorized to file this Application in its name and on its behalf.  The verifications required by Rule 0-2(d) under the Act are included on the signature pages to this Application.

Pursuant to Rule 0-2(c)(1) under the Act, Macquarie Capital (USA) Inc. hereby states that its undersigned Andrew Underwood and Kent Paschal are authorized to sign and file this Application in its name and on its behalf and that Macquarie Capital (USA) Inc. has complied with all requirements for the execution and filing of this Application in its name and on its behalf.

Dated: June 10, 2015

MACQUARIE CAPITAL (USA) INC. By: /s/Andrew Underwood Name: Andrew Underwood Title: Division Director By: /s/Kent Paschal Name: Kent Paschal Title: Division Director

The undersigned states that he has duly executed the attached Application dated June 10, 2015 for and on behalf of Macquarie Capital (USA) Inc.; that he is a Division Director of such company; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

MACQUARIE CAPITAL (USA) INC. By: /s/Andrew Underwood Name: Andrew Underwood Title: Division Director By: /s/Kent Paschal Name: Kent Paschal Title: Division Director

Pursuant to Rule 0-2(c)(1) under the Act, Macquarie Capital Investment Management LLC hereby states that its undersigned John H. Kim is authorized to sign and file this Application in its name and on its behalf and that Macquarie Capital Investment Management LLC has complied with all requirements for the execution and filing of this Application in its name and on its behalf.

Dated: June 10, 2015

MACQUARIE CAPITAL INVESTMENT MANAGEMENT LLC By: /s/John H. Kim Name: John H. Kim Title: Chief Legal Officer

The undersigned states that he has duly executed the attached Application dated June 10, 2015 for and on behalf of Macquarie Capital Investment Management LLC; that he is Chief Legal Officer of such company; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

MACQUARIE CAPITAL INVESTMENT MANAGEMENT LLC By: /s/John H. Kim Name: John H. Kim Title: Chief Legal Officer

Pursuant to Rule 0-2(c)(1) under the Act, Delaware Management Business Trust, on behalf of its series, Delaware Management Company and Delaware Investments Fund Advisers, hereby states that its undersigned David F. Connor is authorized to sign and file this Application in its name and on its behalf and that Delaware Management Business Trust, on behalf of its series, Delaware Management Company and Delaware Investments Fund Advisers, has complied with all requirements for the execution and filing of this Application in its name and on its behalf.

Dated: June 10, 2015

DELAWARE MANAGEMENT BUSINESS TRUST, ON BEHALF OF ITS SERIES, DELAWARE MANAGEMENT COMPANY AND DELAWARE INVESTMENTS FUND ADVISERS

By:  /s/David F. Connor
Name: David F. Connor
Title: Senior Vice President/General Counsel/Secretary

The undersigned states that he has duly executed the attached Application dated June 10, 2015 for and on behalf of Delaware Management Business Trust, on behalf of its series, Delaware Management Company and Delaware Investments Fund Advisers; that he is Senior Vice President/General Counsel/Secretary of such company; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

DELAWARE MANAGEMENT BUSINESS TRUST, ON BEHALF OF ITS SERIES, DELAWARE MANAGEMENT COMPANY AND DELAWARE INVESTMENTS FUND ADVISERS

By:  /s/David F. Connor
Name: David F. Connor
Title: Senior Vice President/General Counsel/Secretary

Pursuant to Rule 0-2(c)(1) under the Act, Four Corners Capital Management, LLC hereby states that its undersigned David F. Connor is authorized to sign and file this Application in its name and on its behalf and that Four Corners Capital Management, LLC has complied with all requirements for the execution and filing of this Application in its name and on its behalf.

Dated: June 10, 2015

FOUR CORNERS CAPITAL MANAGEMENT, LLC By: /s/David F. Connor Name: David F. Connor Title: Senior Vice President/General Counsel/Secretary

The undersigned states that he has duly executed the attached Application dated June 10, 2015 for and on behalf of Four Corners Capital Management, LLC; that he is Senior Vice President/General Counsel/Secretary of such company; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

FOUR CORNERS CAPITAL MANAGEMENT, LLC By: /s/David F. Connor Name: David F. Connor Title: Senior Vice President/General Counsel/Secretary

Pursuant to Rule 0-2(c)(1) under the Act, Delaware Distributors, L.P. hereby states that its undersigned David F. Connor is authorized to sign and file this Application in its name and on its behalf and that Delaware Distributors, L.P. has complied with all requirements for the execution and filing of this Application in its name and on its behalf.

Dated: June 10, 2015

DELAWARE DISTRIBUTORS, L.P. By: /s/David F. Connor Name: David F. Connor Title: Senior Vice President/General Counsel/Secretary

The undersigned states that he has duly executed the attached Application dated June 10, 2015 for and on behalf of Delaware Distributors, L.P.; that he is Senior Vice President/General Counsel/Secretary of such company; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

DELAWARE DISTRIBUTORS, L.P. By: /s/David F. Connor Name: David F. Connor Title: Senior Vice President/General Counsel/Secretary

Pursuant to Rule 0-2(c)(1) under the Act, Macquarie Funds Management Hong Kong Limited hereby states that its undersigned John H. Kim is authorized to sign and file this Application in its name and on its behalf and that Macquarie Funds Management Hong Kong Limited has complied with all requirements for the execution and filing of this Application in its name and on its behalf.

Dated: June 10, 2015

MACQUARIE FUNDS MANAGEMENT HONG KONG LIMITED By: /s/John H. Kim Name: John H. Kim Title: Authorized Signatory

The undersigned states that he has duly executed the attached Application dated June 10, 2015 for and on behalf of Macquarie Funds Management Hong Kong Limited; that he is an Authorized Signatory of such company; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

MACQUARIE FUNDS MANAGEMENT HONG KONG LIMITED By: /s/John H. Kim Name: John H. Kim Title: Authorized Signatory

Appendix A

Funds for which Macquarie Capital Investment Management LLC serves as Investment Adviser

Macquarie Global Infrastructure Total Return Fund Inc.

Funds for which Macquarie Capital Investment Management LLC serves as Sub-Adviser

Principal Funds, Inc.
   Diversified Real Asset Fund

Macquarie/First Trust Global Infrastructure/Utilities Dividend & Income Fund

Funds for which Delaware Management Company, a series of Delaware Management Business Trust, serves as Investment Adviser

Delaware Group® Adviser Funds
   Delaware Diversified Income Fund
   Delaware Global Real Estate Opportunities Fund
   Delaware U.S. Growth Fund

Delaware Group® Cash Reserve
   Delaware Cash Reserve® Fund

Delaware Group® Equity Funds I
   Delaware Mid Cap Value Fund

Delaware Group® Equity Funds II
   Delaware Value® Fund

Delaware Group® Equity Funds IV
   Delaware Healthcare Fund
   Delaware Smid Cap Growth Fund

Delaware Group® Equity Funds V
   Delaware Dividend Income Fund
   Delaware Small Cap Core Fund
   Delaware Small Cap Value Fund

Delaware Group Foundation Funds®
   Delaware Foundation® Conservative Allocation Fund
   Delaware Foundation® Growth Allocation Fund
   Delaware Foundation® Moderate Allocation Fund

Delaware Group® Global & International Funds
   Delaware Emerging Markets Fund
   Delaware Focus Global Growth Fund
   Delaware Global Value Fund
   Delaware International Value Equity Fund

Delaware Group® Government Fund
   Delaware Core Plus Bond Fund
   Delaware Emerging Markets Debt Fund
   Delaware Inflation Protected Bond Fund

Delaware Group® Income Funds
   Delaware Corporate Bond Fund
   Delaware Diversified Floating Rate Fund
   Delaware Extended Duration Bond Fund
   Delaware High-Yield Opportunities Fund

Delaware Group® Limited-Term Government Funds
   Delaware Limited-Term Diversified Income Fund

Delaware Group® State Tax-Free Income Trust
   Delaware Tax-Free Pennsylvania Fund

Delaware Group® Tax-Free Fund
   Delaware Tax-Free USA Fund
   Delaware Tax-Free USA Intermediate Fund

Delaware Pooled® Trust
   The Core Plus Fixed Income Portfolio
   The Emerging Markets Portfolio
   The Emerging Markets Portfolio II
   The Focus Smid-Cap Growth Equity Portfolio
   The High-Yield Bond Portfolio
   The International Equity Portfolio
   The Labor Select International Equity Portfolio
   The Large-Cap Growth Equity Portfolio
   The Large-Cap Value Equity Portfolio
   The Real Estate Investment Trust Portfolio
      (also known as Delaware REIT Fund)
   The Select 20 Portfolio

Delaware VIP® Trust
   Delaware VIP® Diversified Income Series
   Delaware VIP® Emerging Markets Series
   Delaware VIP® High Yield Series
   Delaware VIP® International Value Equity Series
   Delaware VIP® Limited-Term Diversified Income Series
   Delaware VIP® REIT Series
   Delaware VIP® Small Cap Value Series
   Delaware VIP® Smid Cap Growth Series
   Delaware VIP® U.S. Growth Series
   Delaware VIP® Value Series

Voyageur Insured Funds
   Delaware Tax-Free Arizona Fund

Voyageur Intermediate Tax Free Funds
   Delaware Tax-Free Minnesota Intermediate Fund

Voyageur Mutual Funds
   Delaware Minnesota High-Yield Municipal Bond Fund
   Delaware National High-Yield Municipal Bond Fund
   Delaware Tax-Free California Fund
   Delaware Tax-Free Idaho Fund
   Delaware Tax-Free New York Fund

Voyageur Mutual Funds II

   Delaware Tax-Free Colorado Fund

Voyageur Mutual Funds III
   Delaware Select Growth Fund

Voyageur Tax Free Funds
   Delaware Tax-Free Minnesota Fund

Optimum Fund Trust
   Optimum Large Cap Growth Fund
   Optimum Large Cap Value Fund
   Optimum Small-Mid Cap Growth Fund
   Optimum Small-Mid Cap Value Fund
   Optimum International Fund
   Optimum Fixed Income Fund

Delaware Enhanced Global Dividend & Income Fund

Delaware Investments Dividend & Income Fund, Inc.

Delaware Investments Colorado Municipal Income Fund, Inc.

Delaware Investments Minnesota Municipal Income Fund II, Inc.

Delaware Investments National Municipal Income Fund

Funds for which Delaware Management Company, a series of Delaware Management Business Trust, serves as Sub-Adviser

Russell Investment Company
   Russell Tax-Managed International Equity Fund
   Russell Emerging Markets Fund

Funds for which Delaware Investments Fund Advisers, a series of Delaware Management Business Trust, serves as Sub-Adviser

Consulting Group Capital Markets Funds
   Small Capitalization Value Equity Investments

Trust for Professional Managers
   PMC Diversified Equity Fund

GPS Funds I
   GuideMark Tax-Exempt Fixed Income Fund

Voya Mutual Funds
   Voya Multi-Manager Emerging Markets Equity Fund

Lincoln Variable Insurance Products Trust
LVIP Delaware Bond Fund
LVIP Delaware Diversified Floating Rate Fund
LVIP Delaware Foundation Aggressive Allocation Fund
   LVIP Delaware Foundation Moderate Allocation Fund
   LVIP Delaware Foundation Conservative Allocation Fund
LVIP Delaware Growth and Income Fund

   LVIP Delaware Social Awareness Fund
   LVIP Delaware Special Opportunities Fund
LVIP Money Market Fund

Northwestern Mutual Series Fund, Inc.
   Domestic Equity Portfolio

Northern Funds
   Multi-Manager Large Cap Fund
Multi-Manager Global Real Estate Fund

SEI Institutional Managed Trust
   High Yield Bond Fund

SEI Institutional Investments Trust
   High Yield Bond Fund
Emerging Markets Equity Fund

SEI Tax Exempt Trust
   Intermediate-Term Municipal Fund

SEI Institutional International Trust
   Emerging Markets Equity Fund

Met Investors Series Trust
MetLife Small Cap Value Portfolio

The Timothy Plan
   Timothy Plan Defensive Strategies Fund

Funds for which Four Corners Capital Management, LLC serves as Sub-Adviser

Macquarie/First Trust Global Infrastructure/Utilities Dividend & Income Fund

Funds for which Macquarie Funds Management Hong Kong Limited serves as Sub-Adviser

Brown Advisory Funds
   Brown Advisory Emerging Markets Small-Cap Fund

Funds for which Delaware Distributors, L.P. serves as Principal Underwriter

Delaware Group® Adviser Funds
   Delaware Diversified Income Fund
   Delaware Global Real Estate Opportunities Fund
   Delaware U.S. Growth Fund

Delaware Group® Cash Reserve
   Delaware Cash Reserve® Fund

Delaware Group® Equity Funds I
   Delaware Mid Cap Value Fund

Delaware Group® Equity Funds II
   Delaware Value® Fund

Delaware Group® Equity Funds IV
   Delaware Healthcare Fund
   Delaware Smid Cap Growth Fund

Delaware Group® Equity Funds V
   Delaware Dividend Income Fund
   Delaware Small Cap Core Fund
   Delaware Small Cap Value Fund

Delaware Group Foundation Funds®
   Delaware Foundation® Conservative Allocation Fund
   Delaware Foundation® Growth Allocation Fund
   Delaware Foundation® Moderate Allocation Fund

Delaware Group® Global & International Funds
   Delaware Emerging Markets Fund
   Delaware Focus Global Growth Fund
   Delaware Global Value Fund
   Delaware International Value Equity Fund

Delaware Group® Government Fund
   Delaware Core Plus Bond Fund
   Delaware Emerging Markets Debt Fund
   Delaware Inflation Protected Bond Fund

Delaware Group® Income Funds
   Delaware Corporate Bond Fund
   Delaware Diversified Floating Rate Fund
   Delaware Extended Duration Bond Fund
   Delaware High-Yield Opportunities Fund

Delaware Group® Limited-Term Government Funds
   Delaware Limited-Term Diversified Income Fund

Delaware Group® State Tax-Free Income Trust
   Delaware Tax-Free Pennsylvania Fund

Delaware Group® Tax-Free Fund
   Delaware Tax-Free USA Fund
   Delaware Tax-Free USA Intermediate Fund

Delaware Pooled® Trust
   The Core Plus Fixed Income Portfolio
   The Emerging Markets Portfolio
   The Emerging Markets Portfolio II
   The Focus Smid-Cap Growth Equity Portfolio
   The High-Yield Bond Portfolio
   The International Equity Portfolio
   The Labor Select International Equity Portfolio
   The Large-Cap Growth Equity Portfolio
   The Large-Cap Value Equity Portfolio
   The Real Estate Investment Trust Portfolio
      (also known as Delaware REIT Fund)
   The Select 20 Portfolio

Delaware VIP® Trust

   Delaware VIP® Diversified Income Series
   Delaware VIP® Emerging Markets Series
   Delaware VIP® High Yield Series
   Delaware VIP® International Value Equity Series
   Delaware VIP® Limited-Term Diversified Income Series
   Delaware VIP® REIT Series
   Delaware VIP® Small Cap Value Series
   Delaware VIP® Smid Cap Growth Series
   Delaware VIP® U.S. Growth Series
   Delaware VIP® Value Series

Voyageur Insured Funds
   Delaware Tax-Free Arizona Fund

Voyageur Intermediate Tax Free Funds
   Delaware Tax-Free Minnesota Intermediate Fund

Voyageur Mutual Funds
   Delaware Minnesota High-Yield Municipal Bond Fund
   Delaware National High-Yield Municipal Bond Fund
   Delaware Tax-Free California Fund
   Delaware Tax-Free Idaho Fund
   Delaware Tax-Free New York Fund

Voyageur Mutual Funds II
   Delaware Tax-Free Colorado Fund

Voyageur Mutual Funds III
   Delaware Select Growth Fund

Voyageur Tax Free Funds
   Delaware Tax-Free Minnesota Fund

Optimum Fund Trust
   Optimum Large Cap Growth Fund
   Optimum Large Cap Value Fund
   Optimum Small-Mid Cap Growth Fund
   Optimum Small-Mid Cap Value Fund
   Optimum International Fund
   Optimum Fixed Income Fund